245 Summer Street

Fidelity® Investments

Boston, MA 02210

January 8, 2021

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity Investment Trust (the trust): File No. 333-251827

Fidelity Emerging Markets Fund

Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund

CIK: 0000744822

Request for Withdrawal of Registration Statement on Form N-14

________________________________________________________________________

Ladies and Gentlemen:

Fidelity Investment Trust (the “Trust”) hereby requests the withdrawal of its registration statement filed on Form N-14.

The registration statement was duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the “SEC”) on December 30, 2020 (Accession No. 0001193125-20-329905 and was filed to initiate a merger registration statement between the funds mentioned above.

The Registrant confirms that no securities have been sold under the N-14 Registration Statement. No filing fee was required or paid in connection with the filing of the N-14 Registration Statement.

The Registrant is requesting withdrawal due to an error within an auditor consent included as an exhibit to the filing.

Very truly yours,

/s/Cynthia Lo Bessette

Cynthia Lo Bessette

Secretary of the Trust